Eurasian Minerals Inc.
NEWS RELEASE

Eurasian Minerals Inc. Announces Appointment of Dr. M. Stephen Enders
as Executive Chairman of the Board and Granting of Incentive Stock Options

Vancouver, British Columbia, May 11, 2010 (TSX Venture: EMX) Eurasian Minerals Inc. (the "Company" or "EMX") is pleased to announce the appointment of Dr. M. Stephen Enders to the position of Executive Chairman of the Company’s board of directors. Dr. Enders has been a very active board member and made significant contributions to the strategic direction of the Company since joining the board in May 2009. He brings 34 years of diversified executive and leadership experience in mineral exploration, project development, and mine management, particularly in the gold and copper businesses. The Company looks forward to his leadership and contributions as we continue to advance our exploration programs and focus on aggressively growing shareholder value.

EMX also announces that pursuant to the Company’s Stock Option Plan, 1,080,000 incentive stock options, exercisable at $2.18 per share for a period of five years, have been granted to directors, officers, employees and consultants of the Company.

For further information contact:

David M. Cole	Kim C. Casswell
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@eurasianminerals.com	Email: kcasswell@eurasianminerals.com
Website: www.eurasianminerals.com

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement: Some of the statements in this news release contain forward-looking information that involves inherent risk and uncertainty affecting the business of Eurasian Minerals Inc. Actual results may differ materially from those currently anticipated in such statements.